Endeavour Silver Corp.

Condensed Consolidated Interim Financial Statements

Unaudited

Three and Nine Months Ended September 30, 2024 and 2023

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(unaudited)
(expressed in thousands of US dollars)

		September 30,	December 31,
	Notes	2024	2023

ASSETS

Current assets
Cash and cash equivalents		$54,934	$35,286
Other investments	4	666	5,135
Accounts and other receivables	5	19,471	22,276
Income tax receivable		26	3,268
Inventories	6	24,029	27,258
Prepaids and other assets		4,994	7,550
Total current assets		104,120	100,773

Non-current income tax receivable		3,668	4,262
Non-current IVA receivable	5	25,969	23,320
Non-current loans receivable	5	1,080	1,874
Deferred financing fees	9	3,104	7,545
Other non-current assets	8	32,231	22,376
Mineral properties, plant and equipment	8, 9	441,224	314,657
Total assets		$611,396	$474,807

Current liabilities
Accounts payable, accrued liabilities and other current liabilities		$50,564	$46,582
Income taxes payable		11,590	7,801
Loans payable	9	3,368	3,861
Derivative liability	17	9,222	-
Total current liabilities		74,744	58,244

Loans payable	9	81,943	4,658
Provision for reclamation and rehabilitation		9,237	8,745
Deferred income tax liability		12,822	13,730
Other non-current liabilities		2,470	3,089
Derivative liability	17	17,140	-
Total liabilities		198,356	88,466

Shareholders' equity
Common shares		780,200	722,695
Contributed surplus		6,020	4,556
Retained deficit		(373,180)	(340,910)
Total shareholders' equity		413,040	386,341
Total liabilities and shareholders' equity		$611,396	$474,807

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson
Director	Director

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 2

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(unaudited)

(expressed in thousands of US dollars, except for shares and per share amounts)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2024	2023	2024	2023

Revenue	11	$53,443	$49,432	$175,428	$154,964

Cost of sales:
Direct production costs		28,704	34,020	99,112	86,014
Royalties		5,151	4,821	17,207	17,105
Share-based compensation	10 (b)(c)	73	44	226	(118)
Depreciation		7,032	7,855	24,548	20,704
		40,960	46,740	141,093	123,705

Mine operating earnings		12,483	2,692	34,335	31,259

Expenses:
Exploration, evaluation and development	12	4,707	4,155	13,267	12,678
General and administrative	13	3,982	2,358	12,266	9,633
Write off of mineral properties		-	-	-	435
		8,689	6,513	25,533	22,746

Operating earnings (loss)		3,794	(3,821)	8,802	8,513

Finance costs		509	316	1,100	1,090

Other income (expense):
Foreign exchange gain (loss)		(3,070)	(418)	(5,889)	3,326
Loss on derivative contracts	17	(19,379)	-	(28,632)	-
Gain on asset disposal		-	6,992	-	7,059
Investment and other		5,875	(1,627)	6,478	(267)
		(16,574)	4,947	(28,043)	10,118

Earnings (loss) before income taxes		(13,289)	810	(20,341)	17,541

Income tax expense:
Current income tax expense		4,523	2,250	13,068	11,137
Deferred income tax expense (recovery)		(512)	888	(908)	3,330
		4,011	3,138	12,160	14,467

Net earnings (loss) and comprehensive earnings (loss)		$(17,300)	$(2,328)	$(32,501)	$3,074

Basic earnings (loss) per share		$(0.07)	$(0.01)	$(0.14)	$0.02
Diluted earnings (loss) per share		$(0.07)	$(0.01)	$(0.14)	$0.02

Basic weighted average number of shares outstanding		246,000,878	194,249,283	238,827,655	192,003,752
Diluted weighted average number of shares outstanding	10(f)	246,000,878	194,249,283	238,827,655	193,875,315

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 3

ENDEAVOUR SILVER CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

(expressed in thousands of US dollars, except for shares and per share amounts)

	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity

Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

Public equity offerings, net of issuance costs	10 (a)	8,195,527	22,707	-	-	22,707
Exercise of options	10 (b)	1,097,900	3,758	(1,305)	-	2,453
Settlement of performance and deferred share units	10 (c)	411,836	405	(2,817)	-	(2,412)
Share-based compensation	10 (b)(c)	-	-	2,903	-	2,903
Canceled options	10 (b)	-	-	(299)	299	-
Earnings for the period		-	-	-	3,074	3,074
Balance at September 30, 2023		199,700,826	$684,736	$4,597	($ 344,714)	$344,619

Public equity offerings, net of issuance costs	10 (a)	17,544,666	37,959	-	-	37,959
Share-based compensation	10 (b)(c)	-	-	714	-	714
Canceled options	10 (b)	-	-	(755)	755	-
Earnings for the period		-	-	-	3,049	3,049
Balance at December 31, 2023		217,245,492	$722,695	$4,556	($ 340,910)	$386,341

Public equity offerings, net of issuance costs	10 (a)	27,540,971	53,790	-	-	53,790
Exercise of options	10 (b)	1,242,600	3,715	(1,201)	-	2,514
Canceled options	10 (b)	-	-	(231)	231	-
Share-based compensation	10 (b)(c)	-	-	2,896	-	2,896
Loss for the period		-	-	-	(32,501)	(32,501)
Balance at September 30, 2024		246,029,063	$780,200	$6,020	($ 373,180)	$413,040

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 4

ENDEAVOUR SILVER CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

(expressed in thousands of US dollars)

		Three months ended		Nine months ended
	September 30,		September 30,	September 30,	September 30,
	Notes	2024	2023	2024	2023

Operating activities
Net earnings (loss) for the period		$(17,300)	$(2,328)	$(32,501)	$3,074

Items not affecting cash:
Share-based compensation	10 (b)(c)	564	864	2,896	2,904
Depreciation	8	7,352	9,067	25,420	22,659
Write off of exploration properties		-	-	-	435
Deferred income tax expense (recovery)		(664)	888	(908)	3,330
Unrealized foreign exchange loss (gain)		1,445	(409)	3,777	1,205
Finance costs		509	316	1,100	1,090
Interest income		(4,413)	-	(5,685)	-
Accretion of loans receivable		(72)	(87)	(206)	(294)
(Gain) loss on asset disposal		33	(6,992)	51	(7,059)
(Gain) loss on derivatives	17	17,109	-	26,362	-
(Gain) loss on other investments	4	(108)	1,944	1,177	1,997
Performance and deferred share units settled in cash		-	-	-	(2,118)
Net changes in working capital	14	4,012	(2,650)	2,480	(22,158)
Cash from operating activities		8,467	613	23,963	5,065

Investing activities
Proceeds on disposal of property, plant and equipment		-	7,567	-	7,567
Payment for mineral properties, plant and equipment	8	(48,796)	(31,736)	(149,494)	(76,317)
Proceeds from disposal of other investments	4	-	-	3,292	1,846
Redemption of non-current deposits		-	(57)	-	(152)
Proceeds from loans receivable		200	-	900	500
Interest received		4,413	-	5,685	-
Cash used in investing activities		(44,183)	(24,226)	(139,617)	(66,556)

Financing activities
Repayment of loans payable	9	(860)	(1,522)	(3,019)	(4,671)
Repayment of lease liabilities		(98)	(126)	(299)	(275)
Interest paid	9	(1,611)	(206)	(1,862)	(659)
Net proceeds from public equity offerings	10 (a)	-	22,707	53,790	22,707
Proceeds from exercise of options	10 (b)	367	-	2,514	2,453
Proceeds from loans payable	9	25,000	-	85,000	-
Payment of deferred financing fees		(602)	-	(1,333)	-
Performance and deferred share units withholding tax settlement		-	-	-	(294)
Cash from financing activities		22,196	20,853	134,791	19,261

Effect of exchange rate change on cash and cash equivalents		357	213	511	(204)

Increase (decrease) in cash and cash equivalents		(13,163)	(2,547)	19,648	(42,434)
Cash and cash equivalents, beginning of the period		68,097	43,504	35,286	83,391
Cash and cash equivalents, end of the period		54,934	40,957	54,934	40,957
Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements and should be read in conjunction with the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2023.

The Board of Directors approved the consolidated financial statements for issue on November 4, 2024.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies applied in these condensed consolidated interim financial statements are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2023, except as described below.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the annual audited consolidated financial statements for the year ended December 31, 2023.

The accounting policies below have been applied consistently to all periods presented and by all subsidiaries in the group except for new accounting standards adopted during the year, which were adopted either on a prospective basis or on a modified retrospective basis, without restatement of comparative periods as described below.

Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollar. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in net earnings or loss.

Accounting standards adopted during the period

The Company applied Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, issued in 2020 and 2022, for the first time in its 2024 condensed consolidated interim financial statements. The amendments clarify certain requirements for determining whether a liability is classified as current or non-current and require new disclosures in the annual financial statements for non-current liabilities that are subject to covenants within 12 months after the end of the reporting period. The adoption of the amendments did not result in any adjustment to the condensed consolidated interim financial statements.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

	September 30,	December 31,
	2024	2023

Balance, beginning of period	$5,135	$10,035
Investment additions, at cost	-	73
Proceeds from disposals	(3,292)	(2,451)
Loss on investments	(1,177)	(2,522)
Balance, end of period	$666	$5,135

The Company holds $624 in marketable securities that are classified as Level 1 and $42 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 17) and are classified as financial assets measured at FVTPL. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value of the warrants at each period end has been estimated using the Black-Scholes Option Pricing Model.

5. ACCOUNTS AND OTHER RECEIVABLES

	September 30,	December 31,
	2024	2023

Trade receivables	$9,129	$6,608
IVA receivable	7,408	12,564
Other receivables	1,384	1,654
Current portion of loan receivable	1,550	1,450
	$19,471	$22,276

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 17).

As at September 30, 2024, the total Mexican subsidiaries value added tax, Impuesto al Valor Agregado ("IVA"), receivable of $33,377 (December 31, 2023 - $35,884) has been allocated between the current portion of $7,408, which is included in accounts and other receivables, and the non-current portion of $25,969 (December 31, 2023 - $12,564 and $23,320 respectively).  The non-current portion includes $24,373 for Terronera and $1,596 IVA receivables for Pitarrilla - the claims are eligible for submission with generation of revenue. On September 19, 2024, the Company recovered $13,506 IVA receivable related to Terronera. The amount recovered included $1,193 of interest.

During the nine-months period ended September 30, 2024, the Company has recovered $4,546 of IVA receivable related to Guanacevi from 2017, previously disputed and classified as non-current IVA receivable as at December 31, 2023. The amount recovered included $2,859 of interest.

The Company has a loan receivable in the amount of $5,000 due in cash payments over a five-year period of which $3,050 remains unpaid as of September 30, 2024. As of September 30, 2024, the carrying value of the loan receivable is $2,630 (December 31, 2023 - $3,324), consisting of the current portion of $1,550 (December 31, 2023 - $1,450) and non-current portion of $1,080 (December 31, 2023 - $1,874).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

6. INVENTORIES

	September 30,	December 31,
	2024	2023

Warehouse inventory	$14,274	$12,885
Stockpile inventory	4,592	3,279
Finished goods inventory	3,142	9,491
Work in process inventory	2,021	1,603
	$24,029	$27,258

7. RELATED PARTY TRANSACTIONS

The Company was charged $30 and $192 for legal services for the three and nine months ended September 30, 2024 by a legal firm in which the Company's corporate secretary is a partner (September 30, 2023 - $204 and $490 respectively). The Company has $14 in accounts payable to the legal firm as at September 30, 2024 (December 31, 2023 - $86).

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT AND OTHER NON-CURRENT ASSETS

	Mineral properties	Plant	Machinery & equipment	Building	Transport & office equipment	Total

Cost

Balance at December 31, 2022	$600,068	$96,860	$106,260	$20,356	$13,277	$836,821

Additions	56,753	36,754	12,134	5,194	2,382	113,217
Disposals	(674)	-	(417)	-	(623)	(1,714)
Balance at December 31, 2023	$656,147	$133,614	$117,977	$25,550	$15,036	$948,324

Additions	88,251	44,431	15,713	3,495	1,508	153,398
Disposals	-	(42)	(299)	-	(41)	(382)
Balance at September 30, 2024	$744,398	$178,003	$133,391	$29,045	$16,503	$1,101,340

Accumulated depreciation

Balance at December 31, 2022	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929
Depreciation	20,723	1,598	7,241	365	1,581	31,508
Disposals	-	-	(177)	-	(593)	(770)
Balance at December 31, 2023	$466,704	$85,632	$61,484	$9,746	$10,101	$633,667

Depreciation	18,027	1,404	5,969	301	1,126	26,827
Disposals	-	(42)	(295)	-	(41)	(378)
Balance at September 30, 2024	$484,731	$86,994	$67,158	$10,047	$11,186	$660,116

Net book value
At December 31, 2023	$189,443	$47,982	$56,493	$15,804	$4,935	$314,657
At September 30, 2024	$259,667	$91,009	$66,233	$18,998	$5,317	$441,224

Included in mineral properties is $80,915 in acquisition costs for exploration properties and $130,143 for acquisition and development costs of development properties (December 31, 2023 - $80,231 and $59,682 respectively).

Other non-current assets include $31,366 of deposits related to items of mineral property, plant and equipment at Terronera (December 31, 2023 - $20,952).

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

9. LOANS PAYABLE

	Debt Facility	Equipment financing	Total
Currency	USD	USD
Interest rate charged during the period	9.97%	5.61%
Year of maturity	2031	2026
Balance at December 31, 2022	$-	$14,510

Finance cost	-	728	728
Repayments of principal	-	(5,991)	(5,991)
Repayments of finance costs	-	(728)	(728)
Balance at December 31, 2023	$-	$8,519	$8,519

Proceeds from drawdowns	85,000	-	85,000
Applied deferred financing fees	(5,774)	-	5,774
Finance cost	4,472	300	4,772
Repayments of principal and interest	(1,512)	(3,319)	(4,831)
Balance at September 30, 2024	$82,186	$5,500	$87,686

Less: Current portion of loans payable	-	3,368	3,368
Less: Accrued Interest	2,375	-	2,375
Balance: Non-current loans payable	$79,811	$2,132	$81,943

Debt Facility

On October 10, 2023 the company executed $120 million Debt Facility to finance construction of Terronera project. On April 9, 2024, the Company made the first drawdown of the Debt Facility of $60 million. On July 15, 2024 and August 26, 2024 the Company further drew $15 million and $10 million respectively. The remaining $35 million remained fully committed and undrawn as at September 30, 2024, and on October 7, 2024, the Company made the final drawdown of $35 million.

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera project. The Debt Facility is subject to certain customary covenants including that at all times the corporate entity must maintain a cash balance in excess of $10,000 and the Reserve Tail Ratio must be in excess of 20%. Then at certain measurement dates, the following must be observed: Loan Life Coverage Ratio must be in excess of 1.3; Project Life Coverage Ratio must be in excess of 1.5; Historical Debt Service Coverage Ratio must be in excess of 1.25; Gross Leverage Ratio must be less than 3.5; and Interest Service Coverage Ratio must be in excess of 2.5. The definitions of capitalized terms used for the financial covenants are in the Debt Facility agreement. The Company was in compliance with the applicable covenants on September 30, 2024.

There are $3,104 deferred financing fees remaining presented as an asset in the statement of the financial position as of September 30, 2024, relating to the undrawn portion of the Debt Facility.

Equipment financing

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at September 30, 2024, the Company was in compliance with these covenants. As at September 30, 2024, the net book value of equipment includes $12,043 (December 31, 2023 - $17,720) of equipment pledged as security for the equipment financing.

On October 15, 2024, the Company executed additional equipment financing agreements in amount of $3,469 for a period of 48 months. Financing is secured by pledged equipment with the net book value of $4,081.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

10. SHARE CAPITAL

(a) Common Shares

As of September 30, 2024, the Company had 246,029,063 common shares issued issuable and outstanding, with no par value (December 31, 2023 - 217,245,492). During the nine months period ended September 30, 2024, the Company issued 27,540,971 common shares under the "At-The-Market" ("ATM") distributions equity facility (the "December 2023 ATM Facility") at an average price of $2.00 per share for gross proceeds of $55,151, less commission of $1,103 and recognized $258 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

(b) Stock Options

Expressed in Canadian dollars	Nine months ended		Year ended
	September 30, 2024		December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,488,291	$4.24	3,899,630	$ 4.09
Granted	1,994,000	$2.94	1,079,000	$ 4.12
Exercised	(1,242,600)	$2.75	(1,097,900)	$ 3.05
Expired and forfeited	(588,400)	$3.55	(392,439)	$ 5.76
Outstanding, end of period	3,651,291	$4.15	3,488,291	$ 4.24
Options exercisable at the end of the period	2,343,891	$4.71	2,798,934	$ 4.18

Subsequent to September 30, 2024, an additional 77,000 common shares were issued on the exercise of 77,000 options, with a weighted average exercise price of CAN$3.32.

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
	Number	Weighted Average	Weighted Average	Number Exercisable	Weighted Average
Exercise	Outstanding	Remaining
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	September 30, 2024	(Number of Years)	Price	September 30, 2024	Price

$2.00 - $2.99	1,883,000	3.9	$2.79	809,600	$2.65
$4.00 - $4.99	659,000	3.5	$4.14	444,200	$4.13
$5.00 - $5.99	84,000	2.0	$5.55	64,800	$5.59
$6.00 - $6.99	1,025,291	2.0	$6.54	1,025,291	$6.54
	3,651,291	3.2	$4.15	2,343,891	$4.71

During the three and nine months ended September 30, 2024, the Company recognized share-based compensation expense of $455 and $1,589 respectively (September 30, 2023 - $370 and $1,316 respectively) based on the fair value of the vested portion of options.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

The weighted-average fair values of stock options granted have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Nine months ended
	September 30, 2024	September 30, 2023
Weighted-average fair value of options in CAN$	$1.40	$2.21
Risk-free interest rate	3.75%	3.84%
Expected dividend yield	0%	0%
Expected share price volatility	62%	70%
Expected options life in years	3.52	3.79

(c) Share Units Plan

Performance Share Units

The Performance Share Units ("PSU"s) granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Nine months ended	Year ended
	September 30, 2024	December 31, 2023
	Number of units	Number of units

Outstanding, beginning of period	878,000	1,158,000
Granted	635,000	471,000
Cancelled	(334,000)	(140,000)
Settled for shares	-	(611,000)
Outstanding, end of period	1,179,000	878,000

Subject to performance criteria 200,000 PSUs will vest on March 24, 2025, 384,000 PSUs vest on March 7, 2026, and 595,000 PSUs vest on March 13, 2027.

During the three and nine months ended September 30, 2024, the Company recognized share-based compensation expense of $91 and $854 respectively related to the PSUs (September 30, 2023 - $476 and $938 respectively).

Deferred share units (DSU's) - Equity Settled

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Nine months ended	Year ended
	September 30, 2024	December 31, 2023
	Number of units	Number of units

Outstanding, beginning of period	330,078	104,596
Granted	217,170	225,482
Outstanding, end of period	547,248	330,078

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

There were 217,170 DSUs granted during the nine months ended September 30, 2024 (September 30, 2023 - 216,520). During the three and nine months ended September 30, 2024, the Company recognized share-based compensation expense of $18 and $453 respectively related to the DSUs (September 30, 2023 - $18 and $650 respectively).

(d) Historical Cash Settled Deferred Share Units

The Company previously had a Deferred Share Unit plan whereby deferred share units were granted to independent directors of the Company in lieu of compensation in cash or share purchase options. These Deferred Share Units vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the new plan in March 2021, no new cash-settled Deferred Share Units will be granted under this cash settled plan.

Expressed in Canadian dollars	Nine months ended		Year ended
	September 30, 2024		December 31, 2023
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	1,044,204	$3.19	1,044,204	$3.19
Outstanding, end of period	1,044,204	$3.19	1,044,204	$3.19

Fair value at period end	1,044,204	$5.34	1,044,204	$2.60

During the three and nine months ended September 30, 2024, the Company recognized a mark to market expense on cash-settled Deferred Share Units related to director's compensation, which is included in general and administrative salaries, wages and benefits, of $454 and $2,078 respectively (September 30, 2023 - a mark to market recovery of $482 and $823 respectively) based on the change in the fair value of the cash-settled Deferred Share Units granted in prior years. As of September 30, 2024, deferred share units outstanding have a fair market liability value of $4,126 (December 31, 2023 - $2,048) recognized in accounts payable and accrued liabilities.

(e) Share Appreciation Rights

As part of the Company's bonus program, the Company may grant share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

	Nine months ended		Year ended
	September 30, 2024		December 31, 2023
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of period	51,349	$5.07	181,739	$5.12
Cancelled	-	-	(130,390)	$5.13
Outstanding, end of period	51,349	$5.07	51,349	$5.07

Exercisable at the end of the period	51,349	$5.07	43,870	$5.09

During the three and nine months ended September 30, 2024, the Company recognized an expense related to SARs, which is included in operation and exploration salaries, wages and benefits, of $nil and $1 respectively (September 30, 2023 - recovery of $22 and $32 respectively) based on the change in the fair value of the SARs granted in prior years. As of September 30, 2024, SARs outstanding have a fair market liability value of $45 (December 31, 2023 - $43) recognized in accounts payable and accrued liabilities.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

(f) Diluted Earnings per Share

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net earnings (loss)	$(17,300)	$(2,328)	$(32,501)	$3,074
Basic weighted average number of shares outstanding	246,000,878	194,249,283	238,827,655	192,003,752
Effect of dilutive securities:
Stock options	-	-	-	672,447
Equity settled deferred share units	-	-	-	878,000
Performance share units	-	-	-	321,116
Diluted weighted average number of share outstanding	246,000,878	194,249,283	238,827,655	193,875,315

As of September 30, 2024, there are 3,167,664 anti-dilutive stock options (September 30, 2023 - 2,876,185).

11. REVENUE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Silver sales	$30,145	$32,863	$106,601	$103,027
Gold sales	23,794	17,063	70,264	53,882
Less: smelting and refining costs	(496)	(494)	(1,437)	(1,945)
Revenue	$53,443	$49,432	$175,428	$154,964

Changes in fair value from provisional pricing in the period are included in silver and gold sales.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Revenue
Concentrate sales	$17,861	$13,528	$50,956	$39,273
Provisional pricing adjustments	117	523	(511)	(66)
Total revenue from concentrate sales	17,978	14,051	50,445	39,207
Refined metal sales	35,465	35,381	124,983	115,757
Total revenue	$53,443	$49,432	$175,428	$154,964

Provisional pricing adjustments on sales of concentrate consist of final pricing adjustments made on the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

12. EXPLORATION, EVALUATION AND DEVELOPMENT

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Depreciation	$221	$(147)	$568	$448
Share-based compensation	(204)	125	74	368
Exploration salaries, wages and benefits	657	791	1,954	2,211
Direct exploration expenditures	2,363	1,599	5,821	4,653
Evaluation and development salaries, wages and benefits	1,181	616	2,640	1,622
Direct evaluation and development expenditures	489	1,171	2,210	3,376
	$4,707	$4,155	$13,267	$12,678

13. GENERAL AND ADMINISTRATIVE

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Depreciation	$99	$63	$304	$179
Share-based compensation	695	694	2,596	2,654
Salaries, wages and benefits	924	971	3,085	3,131
Directors' DSU expense (recovery)	454	(482)	2,078	(823)
Direct general and administrative expenditures	1,810	1,112	4,203	4,492
	$3,982	$2,358	$12,266	$9,633

14. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023

Net changes in non-cash working capital:
Accounts and other receivables	$(62)	$(1,878)	$(5,725)	$(10,850)
Income tax receivable	1,975	(1,098)	3,836	2,760
Inventories	(303)	1,798	2,855	(7,495)
Prepaids	1,347	(3,149)	2,556	(4,898)
Accounts payable and accrued liabilities	(1,459)	1,670	(4,831)	(2,355)
Income taxes payable	2,514	7	3,789	680
	$4,012	$(2,650)	$2,480	$(22,158)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$(606)	$(9)	$(1,156)	$(645)
Fair value of exercised options allocated to share capital	$(178)	$ -	$(1,201)	$(1,305)
Fair value of PSUs allocated to share capital	$-	$-	$-	$(405)

Other cash disbursements:
Income taxes paid	$2,357	$3,094	$4,941	$5,623
Special mining duty paid	$-	$-	$2,574	$2,654

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

15. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance.  The Company has two operating mining segments which are located in Mexico: Guanaceví and Bolañitos. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments.  The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments.

Three months ended September 30		Revenue	Cost of sales excluding depreciation	Depreciation	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2024	$35,465	$24,086	$4,656	$6,723	$3,226
	2023	35,380	28,648	4,684	2,048	(238)
Bolañitos	2024	17,978	9,842	2,376	5,760	5,246
	2023	14,052	10,237	3,171	644	542
Terronera	2024	-	-	-	-	(21,048)
	2023	-	-	-	-	(1,787)
Exploration	2024	-	-	-	-	(3,037)
	2023	-	-	-	-	(3,118)
Corporate	2024	-	-	-	-	(1,687)
	2023	-	-	-	-	2,273
Consolidated	2024	$53,443	$33,928	$7,032	$12,483	$(17,300)
	2023	49,432	38,885	7,855	2,692	(2,328)

The Exploration segment included $212 of costs incurred in Chile for the three months ended September 30, 2024 (September 30, 2023 - $352) and $9 of costs incurred in USA (September 30, 2023 - $16).

Nine months ended September 30		Revenue	Cost of sales excluding depreciation	Depreciation	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2024	$124,983	$85,983	$16,436	$22,564	$11,674
	2023	115,756	73,740	11,539	30,477	17,193
Bolañitos	2024	50,445	30,562	8,112	11,771	10,501
	2023	39,208	29,261	9,165	782	349
Terronera	2024	-	-	-	-	(33,482)
	2023	-	-	-	-	(4,998)
Exploration	2024	-	-	-	-	(8,417)
	2023	-	-	-	-	(8,865)
Corporate	2024	-	-	-	-	(12,777)
	2023	-	-	-	-	(605)
Consolidated	2024	$175,428	$116,545	$24,548	$34,335	$(32,501)
	2023	154,964	103,001	20,704	31,259	3,074

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

		Total Assets	Total Liabilities	Capital expenditures

Guanaceví	September 30, 2024	$110,441	$41,933	$15,657
	December 31, 2023	125,456	44,916	24,631
Bolañitos	September 30, 2024	49,164	10,023	5,621
	December 31, 2023	44,205	11,200	10,709
Terronera	September 30, 2024	329,044	137,050	129,237
	December 31, 2023	186,860	23,604	62,495
Exploration	September 30, 2024	86,306	752	1,071
	December 31, 2023	83,312	1,319	1,297
Corporate	September 30, 2024	36,441	8,598	3
	December 31, 2023	34,974	7,427	276
Consolidated	September 30, 2024	$611,396	$198,356	$151,586
	December 31, 2023	474,807	88,466	99,408

The Exploration segment included $847 of costs incurred in Chile for the nine months ended September 30, 2024 (September 30, 2023 - $1,148) and $32 of costs incurred in USA (September 30, 2023 - $48).

16. COMMITMENTS & CONTINGENCIES

Commitments

As of September 30, 2024, the Company had $41,355 committed for capital equipment purchases.

Contingencies

Due to the nature of the Company's activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

17. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

In connection with the Debt Facility (Note 9), on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. The gold forward swap contracts settle between January 2025 and March 2027, for 68,000 ounces of gold at $2,325 per ounce. On October 2, 2024, the Company amended the swap contracts, with updated settlements from February 2027 to May 2027 and revised forward price for those settlements between the $2,389 and $2,325.

The Company is also required to hedge a portion of the estimated remaining capital expenditures incurred in Mexican Pesos, as well as a portion of expected operating costs during a repayment period. During the nine months period ended September 30, 2024 the Company entered into Mexican Peso forward purchase contracts for a total of approximately $58,169 over the period from April 2024 to October 2026, with an average base price of 17.17 pesos per US dollar. As of September 30, 2024, of the Mexican Peso forward contracts originally established, $20,642 remains outstanding, with an average base price of 18.78 pesos per US dollar. During nine months period ended September 30, 2024, the Company executed $37,527 of Mexican Peso forward contracts.

As at September 30, 2024, the Company has revalued the forward contracts to their respective fair values and as a result recorded a loss of $25,077 on the gold swap contracts and a loss of $3,555 on the Mexican Peso contracts in the condensed consolidated interim statement of earnings and loss for the period. During the nine months ended September 30, 2024, the Company has realized $2,270 of losses related to settled Mexican Peso contract.  As of September 30, 2024, the Company carries the combined derivative liability of $26,362 in the statement of financial position.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

On October 17, 2024, the Company entered into a further $12,300 Mexican Peso forward purchase contracts at spot rate of 19.87 pesos per US dollar settling between February 2025 and November 2026.

(a) Financial assets and liabilities

As at September 30, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
	$	$	$	$

Financial assets:
Cash and cash equivalents	-	54,934	54,934	54,934
Other investments	666	-	666	666
Trade and other receivables	9,129	1,336	10,465	10,465
Loans receivable	-	2,630	2,630	2,630
Total financial assets	9,795	58,900	68,695	68,695

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	4,171	46,393	50,564	50,564
Derivative liability	26,362	-	26,362	26,362
Loans payable	-	85,311	85,311	85,311
Total financial liabilities	30,533	131,704	162,237	162,237

(b) Fair value hierarchy

Assets and liabilities as at September 30, 2024 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Financial assets:
Other investments	624	-	42	666
Trade receivables	-	9,129	-	9,129
Total financial assets	624	9,129	42	9,795

Financial liabilities:
Cash-settled deferred share units	4,126	-	-	4,126
Share appreciation rights	-	45	-	45
Derivative liability	-	26,362	-	26,362
Total financial liabilities	4,126	26,407	-	30,533

The fair values of derivative liabilities are measured using Level 2 inputs. The fair values of the Company's Peso forward purchase contracts are based on forward foreign exchange rates and the fair values of the Company's gold forward swap contracts are based on forward metal prices.

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Three and nine months ended September 30, 2024 and 2023
(unaudited)
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE Suite #1130, 609 Granville Street

 Vancouver, BC, Canada  V7Y 1G5

       Telephone: 1 (604) 685-9775

          1 (877) 685-9775

       Website: www.edrsilver.com

DIRECTORS Margaret Beck

 Ricardo Campoy

      Daniel Dickson

      Amy Jacobsen

      Angela Johnson

      Rex McLennan

      Kenneth Pickering

      Mario Szotlender

OFFICERS Daniel Dickson - Chief Executive Officer

      Donald Gray - Chief Operating Officer

      Elizabeth Senez - Chief Financial Officer

      Gregory Blaylock - Vice President, Operations

      Luis Castro - Senior Vice President, Exploration

      Dale Mah - Vice-President, Corporate Development

      Bernard Poznanski - Corporate Secretary

REGISTRAR AND Computershare Trust Company of Canada

TRANSFER AGENT 3rd Floor - 510 Burrard Street

      Vancouver, BC, V6C 3B9

AUDITORS KPMG LLP

      777 Dunsmuir Street

      Vancouver, BC, V7Y 1K3

SOLICITORS Koffman Kalef LLP

      19th Floor - 885 West Georgia Street

      Vancouver, BC, V6C 3H4

SHARES LISTED Toronto Stock Exchange

      Trading Symbol - EDR

      New York Stock Exchange

      Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	PAGE 18